EXHIBIT 21

SUBSIDIARIES OF CARTER’S, INC.

Corporate Name	Jurisdiction of Incorporation/Organization	Name Under Which Business
The William Carter Company	Massachusetts	Carter’s
OshKosh B’Gosh, Inc.	Delaware	OshKosh B’Gosh
Carter’s Retail, Inc.	Delaware	Carter’s Retail
TWCC Product Development and Sales, Inc.	Delaware	TWCC Product Development and Sales
OshKosh B’Gosh Operations, LLC	Wisconsin	OshKosh B’Gosh Operations
OBG Distribution Company, LLC	Wisconsin	OBG Distribution Company